The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

January 30, 2004

Office of International Corporate Finance
Division of Corporate Financ
Securities and Exchange Co
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The ~~Chuo Mitsui Trust and Banking Company, Limited~~ Mitsui Trust Financial Group
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

DISCLOSURE OF RESULTS FOR THE 3RD QUARTER OF FISCAL YEAR 2003

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

dlw 2/4

January 27, 2004

To whom it may concern:

04 FEB -3 AM 7: 21

Name of listed company: Mitsui Trust Holdings, Inc.
Code No: (Code No.: 8309)
Head office address: 33-1, Shiba 3-chome, Minato-ku, Tokyo
For inquiries concerning this matter: Koichi Omata, Deputy General Manager, General Planning Department
Phone: 81-3-5232-8642

Disclosure of Results for the 3rd Quarter of Fiscal Year 2003

We hereby inform you of the 3rd quarter results of fiscal year 2003 (from October 1 to December 31, 2003) on our company and subsidiaries (The Chuo Mitsui Trust & Banking Co., Ltd. and Mitsui Asset Trust & Banking Co., Ltd.).

Note: Figures in the tables shown below have not been audited.

1. Disclosure by category under the Financial Revitalization Law

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: yen billion) (Ref.) (Unit: yen billion)

	The end of December 2003	The end of June 2003	(Ref.) The end of September 2003
Claims under bankruptcy and virtual bankruptcy	85.9	86.7	77.4
Banking account	71.6	73.1	63.2
Trust account	14.3	13.6	14.1
Claims under high risk	163.3	213.4	209.9
Banking account	135.5	194.0	192.5
Trust account	27.7	19.4	17.3
Claims under close observation	302.9	397.6	370.9
Banking account	267.0	342.2	318.2
Trust account	35.9	55.4	52.7
Total	552.3	697.8	658.3
Banking account	474.2	609.3	574.1
Trust account	78.0	88.4	84.2

Note: Figures as of the end of December 2003 and the end of June 2003 in the above table have been classified according to the categories provided in Article 4 of the "Enforcement Regulations of the Law concerning Emergency Measures for the Revitalization of the Functions of the Financial System." Since the calculation method for the end of December 2003 and the end of June 2003 amounts is different from that of the end of the fiscal year, there is no continuity. The calculation method as of the end of December 2003 and the end of June 2003 is as follows:

1. Amounts of "Claims under bankruptcy and virtual bankruptcy" and "Claims under high risk" as of the end of December 2003 and the end of June 2003 are based on the amounts (balance of the debtor categories*) as of the end of September 2003 and the end of March 2003, respectively. Debtor categories have been reviewed under self assessment systems for borrowers who had been affected by objective facts such as bankruptcy and disposition by the suspension of bank credit or for whom The Chuo Mitsui Trust & Banking Co., Ltd.'s internal credit ratios had

been downgraded during the quarter. Thus, the amount of claims of the borrowers whose debtor categories are downgraded is newly added to the September end balance and the March end balance of "Claims under bankruptcy and virtual bankruptcy" or added in return for deducting the same amounts from the amount of "Claims under high risk." Similarly, the amount of claims of the borrowers whose debtor categories are upgraded is deducted from the September end balance and the March end balance.

In addition, the amounts of claims as of the end of December 2003 and the end of June 2003 reflect the amount of changes in the balance during the quarter. Claims to the top 30 large-lot companies by disclosure category as of the end of September 2003 and the end of March 2003 are adjusted for write-offs.

Finally, newly recognized "Claims under bankruptcy and virtual bankruptcy," are adjusted similarly for the portion of those considered worthless.

*Relationship with debtor classifications:

"Claims under bankruptcy and virtual bankruptcy" (claims to borrowers in bankruptcy or in virtual bankruptcy)

"Claims under high risk" (claims to possibly insolvent borrowers)

"Claims under close observation" (loans three months past due, or restructured loans, among claims to borrowers requiring caution)

2. The amounts of "Claims under close observation" as of the end of December 2003 and the end of June 2003 have been calculated based on the amounts as of the end of September and the end of March, respectively, by adding the amount of (1) loans newly recognized as three months past due and (2) newly confirmed restructured loans to debtors among 'Normal' or 'Caution' during the quarter, and by deducting the amount of claims reclassified as "Claims under bankruptcy and virtual bankruptcy", "Claims under high risk" and the amount of claims not recognized as "Claims under close observation" during the quarter. In addition, the debt amount disclosed at the end of September 2003 and the end of March 2003 are adjusted for the amount changes in the balance during the quarter.

3. There are no claims to be disclosed at our company and Mitsui Asset Trust & Banking Co., Ltd.

2. Capital adequacy ratio (domestic standard)

	End of March 2004 (estimate)		(Ref.) End of September 2003 (results)	
	Mitsui Trust (consolidated)	Chuo Mitsui (consolidated)	Mitsui Trust (consolidated)	Chuo Mitsui (consolidated)
Capital adequacy ratio	Mid-9%	Approx. 9%	9.33%	8.60%
Tier 1 ratio	Approx. 5%	Mid-4%	4.86%	4.37%

Note: The above estimates may change depending on changes in assumptions of the management environment.

3. Net unrealized gains (losses) on available-for-sale securities

The Chuo Mitsui Trust & Banking Co., Ltd. [Including CMTB Equity Investments Co., Ltd.]

(Unit: yen billion) (Ref.) (Unit: yen billion)

	The end of December 2003				The end of June 2003				(Ref.) The end of September 2003			
	Fair value	Net unrealized gains	Profit	Loss	Fair value	Net unrealized gains	Profit	Loss	Fair value	Net unrealized gains	Profit	Loss
Available-for-sale securities	3,523.4	(74.2)	95.9	170.2	3,326.8	(129.9)	60.2	190.2	2,969.6	(86.4)	84.2	170.7
Stocks	712.2	20.5	91.5	71.0	827.5	(90.8)	52.8	143.6	774.6	12.0	78.5	66.5
Bonds	2,230.5	(86.7)	2.8	89.5	2,249.1	(36.9)	5.8	42.8	1,863.6	(93.3)	3.9	97.2
Others	580.6	(8.1)	1.5	9.6	250.1	(2.1)	1.5	3.6	331.4	(5.1)	1.7	6.9

Notes:

1. The above figures include securities held by CMTB Equity Investments Co., Ltd., a subsidiary of The Chuo Mitsui Trust & Banking co., Ltd. Unrealized gains (losses) of CMTB Equity Investments Co., Ltd. is calculated by using the book value before its split from The Chuo Mitsui Trust & Banking co., Ltd.
2. The difference between the book value as of the end of June 2003 (before application of the amortized cost method and disposition of evaluation losses) and the fair value has been posted as a "net unrealized gains (losses)" and " profit/loss." Also, the difference between the book value as of the end of December 2003 (before application of the amortized cost method, and after reflecting disposition of evaluation losses executed for the 1st half of fiscal year 2003) and the fair value has been posted as a "net unrealized gains (losses)" and " profit/loss."
3. In addition to securities, commercial paper has also been included.
4. There are no bonds held to maturity, nor available-for-sale shares of subsidiaries or affiliates.
5. The average fair value for one month until the end of the quarter is used for calculating fair value of stocks and investment trusts.
6. Mitsui Asset Trust & Banking Co., Ltd. holds only bonds as available-for-securities, with a fair value of ¥69.0 billion as of the end of December 2003, with ¥0.0 billion net unrealized gains (¥0.0 billion profit, ¥0.0 billion loss). In addition, our company holds no available-for-sale securities.

4. Derivatives

(1) Interest rate transactions

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: yen billion) (Ref.) (Unit: yen billion)

		The end of December 2003			The end of June 2003			The end of September 2003		
		Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains
Listed	-	544.2	(0.0)	(0.0)	1,512.8	0.0	0.0	24.7	(0.0)	(0.0)
OTC	Interest rate swaps	5,341.1	4.7	4.7	5,413.2	9.3	9.3	5,133.9	6.7	6.7
	Others	229.7	(1.0)	(0.0)	250.9	2.4	(0.5)	212.2	(0.9)	(0.0)
Total			3.7	4.6		11.9	8.8		5.8	6.7

Notes:

1. Derivative transactions to which hedge accounting has been applied are excluded from the above tables.
2. The fair values of the above transactions are based on;
   For listed transactions, the final price on the Tokyo International Financial Futures Exchange, etc.
   For OTC transactions, the discounted present value or the option price calculation model, etc.
3. There are no relevant transactions at our company and Mitsui Asset Trust & Banking Co., Ltd.

(2) Currency transactions

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: yen billion) (Ref.) (Unit: yen billion)

		The end of December 2003			The end of June 2003			The end of September 2003		
		Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains
Listed	-	-	-	-	-	-	-	-	-	-
OTC	Currency swaps	226.9	(0.4)	(0.4)	145.7	(0.2)	(0.2)	135.2	(0.2)	(0.2)
	Forward exchange contracts	1,475.2	(0.5)	(0.5)	1,381.4	0.5	0.5	1,264.3	0.7	0.7
	Currency options	120.5	3.0	(0.0)	121.4	1.0	0.0	136.4	3.5	0.1
Total				(1.0)			0.2			0.6

Notes:

1. Derivative transactions to which hedge accounting has been applied are excluded from the above tables.
2. There are no relevant transactions at our company and Mitsui Asset Trust & Banking Co., Ltd.

(3) Equity transactions

The Chuo Mitsui Trust & Banking Co., Ltd. [Including CMTB Equity Investments Co., Ltd.]

(Unit: yen billion) (Ref.) (Unit: yen billion)

	The end of December 2003			The end of June 2003			The end of September 2003		
	Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains
Listed	4.7	(0.2)	(0.2)	-	-	-	-	-	-
OTC	4.7	(0.0)	(0.0)	7.8	(0.0)	(0.0)	17.9	(0.1)	(0.1)
Total		(0.3)	(0.3)		(0.0)	(0.0)		(0.1)	(0.1)

Notes:

1. The above figures include transactions at CMTB Equity Investments Co., Ltd., a subsidiary of The Chuo Mitsui Trust & Banking Co., Ltd.

2. Derivative transactions to which hedge accounting has been applied are excluded from the above tables.
3. The final price on the Tokyo Stock Exchange, etc. are used as fair value.
4. There are no relevant transactions at our company and Mitsui Asset Trust & Banking Co., Ltd.

(4) Bond transactions

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: yen billion) (Ref.) (Unit: yen billion)

	The end of December 2003			The end of June 2003			The end of September 2003		
	Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains
Listed	177.5	(0.2)	(0.1)	278.7	(0.0)	(0.0)	13.2	(0.0)	(0.0)
OTC	103.1	(0.5)	(0.0)	-	-	-	-	-	-
Total		(0.7)	(0.2)		(0.0)	(0.0)		(0.0)	(0.0)

Notes:

1. Derivative transactions to which hedge accounting has been applied are excluded from the above tables.
2. The final price on the Tokyo Stock Exchange, etc. are used as fair value.
3. There are no relevant transactions at our company and Mitsui Asset Trust & Banking Co., Ltd.

(5) Commodity transactions

No relevant transactions.

(6) Credit derivatives transactions

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: yen billion) (Ref.) (Unit: yen billion)

	The end of December 2003			The end of June 2003			The end of September 2003		
	Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains	Contract or notional amount	Fair value	Net unrealized gains
OTC	20.0	(0.1)	(0.1)	-	-	-	-	-	-

Note: There are no relevant transactions at our company and Mitsui Asset Trust & Banking Co., Ltd.

5. Net unrealized gains (losses) on derivatives applying deferred hedge accounting

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: yen billion) (Ref.) (Unit: yen billion)

	The end of December 2003	The end of June 2003	The end of September 2003
Interest rate transactions	(0.8)	0.1	(2.4)
Currency transactions	(0.6)	(0.9)	(0.7)
Equity transactions	-	-	-
Bond transactions	-	-	-
Total	(1.4)	(0.7)	(3.2)

6. Sales of stock portfolio

The Chuo Mitsui Trust & Banking Co., Ltd. [Including CMTB Equity Investments Co., Ltd.]

(Unit: yen billion)

April-September 2003 results	October-December 2003 results	April-December 2003 Results
209.2	68.7	277.9

Note: The above figures include sales of stock portfolio by CMTB Equity Investments Co., Ltd.

7. Balance of deposits and loans

The Chuo Mitsui Trust & Banking Co., Ltd. [Non-consolidated]

(Unit: yen billion) (Ref.) (Unit: yen billion)

		The end of December 2003	The end of June 2003	(Ref.) The end of September 2003
Banking* Account	Deposits	8,847.2	8,561.9	8,840.9
	Loans	7,172.7	7,149.6	7,265.9
JODMTs**	Principal amount	1,582.2	1,626.7	1,604.8
	Loans	634.8	515.0	603.6
Loan Trusts***	Principal amount	2,118.5	2,413.0	2,235.0
	Loans	1,381.1	1,534.1	1,444.2

Notes:

* Certificate of deposits (CDs) are excluded from deposits in Banking Account.

** Jointly Operated Designated Money Trusts. The principal amount is guaranteed by The Chuo Mitsui Trust & Banking Co., Ltd.

*** The principal amount is guaranteed by The Chuo Mitsui Trust & Banking Co., Ltd.